UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
under
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AVENTIS
(Name of subject company)

AVENTIS
(Name of person filing statement)

Ordinary Shares
nominal value 3.82 Euros per Ordinary Share
(Title of class of securities)

053561106
(CUSIP Number of class of securities)

Patrick Langlois
Chief Financial Officer
67917 Strasbourg CEDEX 9
FRANCE
(011)(33) 3 88 99 11 00
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person filing statement)

Copy to:
George J. Sampas
Sullivan & Cromwell LLP
1 New Fetter Lane
London EC4A 1AN
United Kingdom
(011) (4420) 7959-8900

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        The following communication was issued by Aventis (the "Company" or "Aventis") on January 27, 2004. Aventis shareholders are urged to read Aventis' Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC area vailable without charge from the SEC's website at www.sec.gov.

Transcript of Igor Landau telephone conference comments

        Arvind, thank.you. Ladies and gentlemen, good afternoon. As you know, Sanofi Synthelabo has submitted a hostile bid yesterday for Aventis shares in order to take control of our company. As you also know, this decision was made without any consultation between the companies and, of course, we consider it quite unfriendly. I'd like to make a few comments, taking what I can understand of Sanofi's point of view and then give you our point of view.

        I think that if you listen to the comments that were made yesterday by Sanofi, it means that basically they are convinced that they need to move because, on the one hand they do not have the critical mass both in global R&D resources, they don't have the critical mass to efficiently operate in the key markets of the world, especially in the U.S. or Japan.

        Secondly, they also acknowledge that they consider that they are going to be at risk to be taken over. They clearly admit that one of the key reasons for this hostile bid is not to be acquired. And lastly, they know that if they lose their key products at the end of this year or early next year, then not to mention the fact that some of the products, particularly Stillnox is going to go generic in 2007, they really have the risk to lose a significant part of the profit, which means of the value.

        And basically what I understand is they want to acquire what they don't have. And on top of that, they want to buy a life insurance policy almost free of charge. But this is their problem. This is not our problem. And I really think that we don't need them. Because if you look at it from our perspective, I would make the following remarks.

        First, we at Aventis, we have the critical mass. In terms of global size we are the fifth largest company in pharmaceuticals and, if you look at the historical situation of the company, we have strongly delivered year after year. The growth of our earnings has been quite impressive. And I hope to be able next week to report that the trends, despite the euro, despite the European health reforms, is continuing.

        In terms of size, we have the third largest R&D budget in the industry, spending well over three million euros per year. In the States, and in Japan, we have what we need to take care and to develop our business. You remember that when we created Aventis, we had zero blockbusters. This year we've Allegra, Lovenox, Taxotere, Delix and Actonel. We have five, compared to three last year. On top of that we have four new important products waiting for approval, Apidra, Alvesco, Genasense, Menactra, not to talk about Ketek, which is waiting to be launched this year in the States. And we plan at least two other filings in the course of 2004. I will not mention all of the projects that we have at different stages in our pipeline, just to say that we have what we need in order to continue to grow this company.

        I'm convinced that we have established already a very fine company with top products and we have on board first-class teams, international teams, well aware of the challenges across the world, and these teams are well respected by our peers as true global competitors. So, that was my first point—we have critical mass.

        Now, how could our shareholders benefit from this offer? I am convinced that our shareholders are going to get more value from Aventis as a stand-alone company than through this offer. With a premium of only 3.6% compared to the closing price of our shares last Friday, this offer significantly undervalues our company and by no way reflects our growth potential. And basically we do not want anybody to take advantage of it and buy us cheap. Our shareholders will be much better off with an Aventis stand-alone than to accept this offer. And on top of that, why should our shareholders bear the considerable risk associated with Plavix and other products without being paid for it?

        Third, it's pretty clear: we think we don't need them. They might need us but we don't need them. We can continue strategically to successfully develop our business as an independent company. We exactly know what needs to be done and we have plans in place to continue to execute what needs to be done for 2004 and in the years later.

        On the other hand, as I've said a few times in the past, if at some point we were convinced that strategically a link-up with another partner would be beneficial to both our shareholders, our employees at large and for Aventis, I am convinced that there are a number of other potential combinations, which would position us much stronger both geographically and in our key disease areas as well as in overall R&D capabilities, which would position us much stronger than the combination with Sanofi.

        And last but not least, looking at the social impact of the combination with Sanofi, given the significant overlap in France, I'm sure that this particular combination would certainly trigger the biggest complexity compared to other combinations.

        So it's for all these reasons that yesterday the Aventis management board has unanimously rejected this offer. It's for all these reasons that it will recommend to our Supervisory Board tomorrow to do the same because we are convinced that either as a stand-alone or through other scenarios, we can deliver more value to our shareholders. We can give better prospects and development opportunities to other people.

        In a word, make Aventis better than through this offer. So many thanks for being here with us this afternoon. As Arvind explained, unfortunately we cannot today take questions and answers but, as you know, we'll have plenty of opportunities in the coming days, especially on the 5th and 6th of next week when we present our 2003 results. Many thanks.